FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Full Year Results 2006”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Full Year Results 2006
Basel, Switzerland, 8 February 2007

‘Performance reinforces leadership position’

  Sales unchanged at constant exchange rates: $8.05 billion

  Earnings per share(1) up 14 percent to $8.73

  Crop Protection sales up 1 percent(2) at $6.4 billion

  New product sales up 25 percent(2) to $985 million

  Seeds corn traits launches on track: full offer 2008

  Further operational efficiencies: $350 million annual savings by 2011

  2007 cash return around $800 million: increased dividend, share repurchase
Financial Highlights

	Excluding Restructuring, Impairment				As reported under IFRS

	2006	2005	Actual	CER(2)	2006	2005
	$m	$m	%	%	$m	$m

Sales	8046	8104	- 1	-	8046	8104
Net Income(3)	872	779	+12		634	622
Earnings per Share	$8.73	$7.67	+14		$6.35	$6.13

Michael Pragnell, Chief Executive Officer, said:

“In 2006, Syngenta demonstrated resilience in markets that were challenging, notably in the important first half. Crop Protection once again increased sales and gained market share driven by an excellent performance from new products; leadership was reinforced in the USA; Eastern Europe and Asia Pacific delivered strong growth; growth was also achieved in Latin America despite difficult conditions in Brazil. Professional Products accelerated growth, driven primarily by Seed Care. After a difficult first half in US Corn & Soybean, Seeds performed well in the second half with double digit growth in Vegetables and expansion in Diverse Field Crops; further regulatory milestones were achieved including EPA approval of our corn rootworm trait. Our continuing focus on cost and capital efficiency underpinned increased earnings and delivered strong free cash flow.”

(1)	EPS on a fully-diluted basis, excluding restructuring and impairment.
(2)	Growth at constant exchange rates, see Appendix A.
(3)	Net income to shareholders of Syngenta AG.

Highlights for 2006

Sales at constant exchange rates (CER) were unchanged; reported sales were one percent lower at $8.05 billion. Crop Protection sales* rose one percent (CER); Seeds sales were two percent lower; in the second half Seeds sales rose six percent.

EBITDA improved by one percent (CER) to $1.54 billion. Growth in high margin businesses and operational efficiency savings more than offset the impact of higher oil price-related costs and enabled additional expenditure in marketing and development. The EBITDA margin was unchanged at 19.1 percent.

Currency: The relative weakness of the US dollar in the second half of the year resulted in a $32 million negative impact on full year EBITDA.

Earnings per share, excluding restructuring and impairment rose 14 percent to $8.73. The increase was driven by higher operating income and a reduction in net financial expense helped by currency exchange gains. After charges for restructuring and impairment, earnings per share were $6.35 (2005: $6.13) .

Crop Protection: The business outperformed a challenging market due to the strength of its portfolio and the ongoing success of its marketing strategy. New products continued to expand with sales up 25 percent to $985 million driven by the successful launches of AXIAL® and AVICTA® and by continuing growth in CALLISTO® and ACTARA®/CRUISER®. In NAFTA sales were higher after a strong second half performance. In EAME, growth in Eastern Europe and in Africa and the Middle East offset lower sales in Western Europe. In Latin America growth was achieved despite reduced soybean acreage in Brazil, as the broad product range and effective risk management led to further market share gain. Asia Pacific increased sales in a number of markets, notably China, India and South East Asia. Sales of Professional Products were up 18 percent with strong growth in Seed Care supplemented by a good performance in Lawn and Garden. In August the ornamentals business was augmented by the acquisition of Conrad Fafard, Inc.

EBITDA increased by one percent (CER) to $1509 million, as sales growth and operational savings more than offset the impact of higher oil price-related costs and increased marketing and development expenditure.

Seeds: Strong growth in Diverse Field Crops and Vegetables largely offset a decline in Corn and Soybean due to first quarter production-related issues. Diverse Field Crops performed strongly, capitalizing on the increased demand for biofuels. In Vegetables, demand for fresh produce continues to expand and sales increased across all regions, with good growth in the developing markets of Latin America and Asia. The input trait pipeline for corn progressed well, with the launch of the glyphosate tolerance/corn borer double stack and the granting of EPA approval in October for AgrisureTM RW, a proprietary trait for corn rootworm control, and AgrisureTM CB/RW double-stack in January 2007.

EBITDA increased 17 percent (CER) to $158 million driven by cost savings and growth in high margin businesses.

R&D pipeline: In Crop Protection the new vegetable fungicide REVUS® received regulatory approval and first launches are now underway. Product combinations based on the novel insecticide RynaxypyrTM, licensed exclusively on a world-wide basis from DuPont, are making good progress towards a 2008 launch; the two fungicides, 520 and 524 and the corn selective herbicide 449, all passed important milestones and were advanced into late development; two new compounds entered the research optimization stage.

* Crop Protection sales include $77 million of inter-segment sales.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 2 OF 31

In Seeds, a complete range of input traits in corn is on track, with double-stacks launching this year and the triple stack available for the 2008 growing season. From 2008 onwards the company aims to launch a number of second generation traits including: corn amylase for more efficient bioethanol production; drought tolerant corn; aphid and nematode-resistant soybean.

Operational efficiency: Annual cost savings from the program announced in 2004 reached $350 million, more than offsetting a cumulative oil price-related cost increase of $230 million. The program will be completed one year ahead of schedule in 2007, with expected total savings meeting the target of $425 million. The total cost will be $500 million in cash and $320 million in non-cash charges.

Further efficiencies are targeted with annualized savings of $350 million by 2011. Savings will be made in both cost of goods and operating expenses enabling additional investments in technology, marketing and product development to drive future growth. The cost of the new program is estimated at $700 million in cash and $250 million in non-cash charges.

Taxation: The underlying tax rate for the period was 22 percent (2005: 22 percent). The tax rate is expected to remain in the low twenties over the medium term.

Cash flow and balance sheet: Free cash flow, after acquisitions of $145m, was $614 million. Fixed capital expenditure of $217 million (2005: $174 million) was below depreciation of $230 million. Average trade working capital as a percentage of sales was 43 percent (2005: 40 percent) with higher year end inventories and receivables. At period end net debt was $1153 million (2005: $860 million) representing a gearing ratio of 20 percent (2005: 16 percent).

Cash return to shareholders: The Company continued its share repurchase program in 2006, repurchasing 3.3 million shares in May through a put option structure. A total dividend of $260 million was paid in July in the form of a nominal value reduction. The total returned to shareholders in 2006 was $889 million, bringing the cumulative return over the three years 2004-2006 to $1.6 billion.

For 2007 the company aims to return around $800m to shareholders through a 15 percent increase in the dividend and a share repurchase program. A dividend of CHF 3.80 per share (2005: CHF 3.30), of which CHF 2.20 will be paid by nominal value reduction, will be submitted for shareholder approval at the AGM on 2 May 2007 with a request to cancel the shares repurchased in 2006.

Outlook

Michael Pragnell, Chief Executive Officer, said:

“The ongoing strength of the business and delivery of our strategy enable us to reaffirm our target of double-digit growth in earnings per share* through 2008, whilst making additional investments in technology, marketing and product development. Looking further ahead, our leadership position in Crop Protection will be complemented by the rapid expansion of our biotechnology offer in Seeds. This, coupled with additional operational efficiencies will drive earnings growth through the end of the decade. Furthermore, the strength of our balance sheet enables us to continue to return cash to our shareholders.”

* Fully diluted, before restructuring, impairment and share repurchase program.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 3 OF 31

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth

	2006	2005	Actual	CER	2006	2005	Actual	CER
Product line	$m	$m	%	%	$m	$m	%	%

Selective herbicides	1813	1889	- 4	- 3	245	249	- 2	- 4
Non-selective herbicides	725	688	+5	+5	124	123	+1	- 1
Fungicides	1716	1779	- 3	- 2	370	356	+4	+1
Insecticides	1093	1100	- 1	-	239	224	+7	+5
Professional products	958	807	+18	+18	249	170	+46	+44
Others	73	67	+8	+8	31	53	-40	-42

Total	6378	6330	+1	+1	1258	1175	+7	+5

Selective Herbicides: major brands AXIAL®, CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX, TOPIK®

The CALLISTO® range for corn continued to expand in both the Americas and in Europe augmented by the roll-out of combination products. In the USA sales of selective herbicides overall were lower due primarily to a reduction in corn acreage. In cereal herbicides, AXIAL® was successfully launched in a number of major markets. Sales of TOPIK® were lower reflecting unfavorable weather conditions in Europe and the USA.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

Both GRAMOXONE® and TOUCHDOWN® demonstrated good growth. TOUCHDOWN® grew strongly in the USA, driven by an expanded product range and the further penetration of glyphosate-tolerant technology in corn. GRAMOXONE® achieved growth in Latin America and broad-based growth in Asia augmented by the successful launch of GRAMOXONE® INTEON® in South Korea.

Fungicides: major brands AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX®

After a difficult first half in Europe, due to the severe winter, and in the USA, as a result of drought in the south, fungicide sales recovered in the second half. Sales of AMISTAR® increased in Asia and in Latin America, despite difficult market conditions in Brazil. SCORE® showed good growth, notably in Asia.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

ACTARA® delivered strong growth in all regions, notably in Latin America. This was offset by lower sales of KARATE® in the USA in comparison with the previous year which benefited from an exceptional outbreak of soybean aphids. Sales of FORCE® grew strongly in Eastern Europe and gained share in the USA. PROCLAIM® benefited from strong demand on vegetables.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 4 OF 31

Professional Products: major brands AVICTA®, CRUISER®, DIVIDEND®, HERITAGE®, MAXIM®

All three businesses – Seed Care, Lawn & Garden, Home Care – achieved double digit growth. In Seed Care, CRUISER® grew strongly in all regions with new launches and increased market share; AVICTA® was successfully launched on cotton in the USA and is expanding into the vegetables market. In Lawn & Garden the acquisition of Fafard strengthened the company’s presence in ornamentals and augmented solid underlying growth.

	Full Year		Growth		4th Quarter		Growth

	2006	2005	Actual	CER	2006	2005	Actual	CER
Regional	$m	$m	%	%	$m	$m	%	%

Europe, Africa & Middle East	2242	2283	- 2	-	408	360	+14	+8
NAFTA	2119	2081	+2	+1	237	182	+30	+30
Latin America	1036	1027	+1	+1	401	422	- 5	- 5
Asia Pacific	981	939	+4	+5	212	211	+1	-1

Total	6378	6330	+1	+1	1258	1175	+7	+5

Sales in Europe, Africa and the Middle East were unchanged. Growth in Eastern Europe, Africa and the Middle East offset lower sales in Western Europe due to the prolonged winter and ongoing structural reform. Syngenta gained share in several key European markets including Germany, Italy and the UK. A good performance in Selective Herbicides, helped by the launch of AXIAL®, and in professional products more than offset a decline in fungicide sales.

Sales in NAFTA were slightly higher despite a challenging season in the USA due to a weaker farm economy, lower corn acreage and drought in the south. As a result, sales of selective herbicides and fungicides were lower; insecticides were also lower following exceptionally high 2005 growth. Non-selective herbicides, notably TOUCHDOWN®, capitalized on the further penetration of biotechnology and delivered good growth. New products performed well including CALLISTO®, ACTARA® and the launch of AXIAL® in cereals. Professional Products performed strongly notably Seed Treatment led by CRUISER® and the launch of AVICTA®; growth in Ornamentals was augmented by the acquisition of Fafard in Lawn & Garden.

Sales in Latin America were slightly ahead despite difficult market conditions in Brazil. The breadth of the product portfolio and effective risk management led to further market share gains. ACTARA® / CRUISER® delivered a particularly strong performance. Sales were higher in Argentina notably herbicides and insecticides.

Sales growth in Asia Pacific was broad-based and double digit growth was achieved in a number of markets including China, India, Vietnam, Thailand and Indonesia. GRAMOXONE®, SCORE®, PROCLAIM® and CRUISER® all delivered particularly strong performances.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 5 OF 31

Seeds

For a definition of constant exchange rates, see Appendix A.

	Full Year		Growth		4th Quarter		Growth

	2006	2005	Actual	CER	2006	2005	Actual	CER
Product line	$m	$m	%	%	$m	$m	%	%

Corn & Soybean	785	880	-11	-10	40	26	+50	+48
Diverse Field Crops	309	301	+3	+7	31	26	+20	+14
Vegetables & Flowers	649	616	+5	+6	130	108	+20	+17

Total	1743	1797	- 3	- 2	201	160	+25	+21

Field Crops: major brands NK®, GARST®, GOLDEN HARVEST® corn and oilseeds, HILLESHÖG® sugar beet

Corn & Soybean sales were affected by first quarter production-related issues in corn and by end of season channel adjustments in soybean. Diverse Field Crops performed well with strong growth in sunflower in Eastern Europe, and oilseed rape in Germany and the UK driven by demand for biodiesel. Sugar beet sales were lower in Western Europe due to reform of sugar subsidies; this was largely offset by growth in Eastern Europe, notably Russia.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers Growth in vegetables accelerated in the second half with a positive contribution from the acquisition of Emergent Genetics Vegetable in Denmark. Sales in the emerging markets of Latin America and Asia Pacific continued to expand rapidly. Sales of branded fresh produce rose by 31 percent with an expansion of the retail network in the USA and successful initial launches in Europe.

Sales of S&G® flowers were unchanged with unfavorable spring weather in Europe and the impact of drought in Australia.

	Full Year		Growth		4th Quarter		Growth

	2006	2005	Actual	CER	2006	2005	Actual	CER
Regional	$m	$m	%	%	$m	$m	%	%

Europe, Africa & Middle East	690	699	- 1	+3	73	61	+22	+14
NAFTA	838	903	- 7	- 7	72	54	+32	+32
Latin America	107	107	- 1	- 1	28	24	+11	+11
Asia Pacific	108	88	+23	+22	28	21	+34	+28

Total	1743	1797	- 3	- 2	201	160	+25	+21

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2006 were approximately $8.1 billion. Syngenta employs around 19,500 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 6 OF 31

Analyst/Investor Enquiries:	Jonathan Seabrook
	Switzerland	+41 (0)61 323 7502
	USA	+1 (202) 737 6520
Jennifer Gough
	Switzerland	+41 (0)61 323 5059
	USA	+1 (202) 737 6521
Media Enquiries:	Médard Schoenmaeckers(Switzerland)	+41 (0)61 323 2323
	Sarah Hull (USA)	+1 (202) 628 2372
	Andrew Coker (UK)	+44 (0)1483 260014

Share Registry Enquiries	Urs-Andreas Meier	+41 (0)61 323 2095

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 7 OF 31

Financial Summary

	Excluding Restructuring and Impairment(1)		Restructuring and Impairment(1)		As reported under IFRS

For the year to 31 December	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m

Sales	8046	8104	-	-	8046	8104

Gross profit	4089	4178	(25)	(24)	4064	4154
Marketing and distribution	(1470)	(1518)	-	-	(1470)	(1518)
Research and development	(796)	(822)	-	-	(796)	(822)
General and administrative	(668)	(742)	-	-	(668)	(742)
Restructuring and impairment	-	-	(301)	(212)	(301)	(212)

Operating income	1155	1096	(326)	(236)	829	860

Income before taxes	1124	1002	(326)	(236)	798	766
Income tax expense	(249)	(219)	88	79	(161)	(140)

Net income	875	783	(238)	(157)	637	626

Attributable to minority interests	3	4	-	-	3	4
Attributable to Syngenta AG shareholders:	872	779	(238)	(157)	634	622

Earnings/(loss) per share(3)
- basic	$8.88	$7.78	$(2.42)	$(1.56)	$6.46	$6.22
- diluted	$8.73	$7.67	$(2.38)	$(1.54)	$6.35	$6.13

	2006	2005	2006 CER(2)

Gross profit margin(4)	50.8%	51.6%	50.8%
EBITDA margin(5)	19.1%	19.1%	19.3%
EBITDA(5)	1535	1549
Tax rate(6)	22%	22%
Free cash flow(7)	614	356
Trade working capital to sales(8)	35%	30%
Debt/Equity gearing(9)	20%	16%
Net debt(9)	1153	860

(1)	For further analysis of restructuring and impairment charges, see Note 4 on page 20. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.
(2)	For a description of CER see Appendix A on page 25.
(3)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2006 basic EPS 98,165,298 and diluted EPS 99,876,180; 2005 basic EPS 100,017,271 and diluted EPS 101,464,222.
(4)	Gross profit margin is calculated excluding restructuring and impairment.
(5)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix C on page 26.
(6)	Tax rate on results excluding restructuring and impairment.
(7)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix B on page 25.
(8)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 27.
(9)	For a description of net debt and the calculation of debt/equity gearing, see Appendix E on page 27.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 8 OF 31

Full Year Segmental Results(1)

	Full Year 2006	Full Year 2005	CER(2)
Syngenta	$m	$m	%

Third Party Sales	8046	8104	-

Gross Profit(3)	4089	4178	- 1
Marketing and distribution	(1470)	(1518)	+3
Research and development	(796)	(822)	+3
General and administrative	(668)	(742)	+11

Operating income	1155	1096	+8

EBITDA(4)	1535	1549	+1

EBITDA (%)	19.1	19.1

	Full Year 2006	Full Year 2005	CER(2)
Crop Protection	$m	$m	%

Total Sales	6378	6330	+1

Inter-segment elimination(5)	(77)	(23)	n/a

Third Party Sales	6301	6307	+1

Gross Profit	3260	3297	- 1
Marketing and distribution	(1037)	(1106)	+6
Research and development	(490)	(509)	+3
General and administrative	(549)	(557)	+3

Operating income	1184	1125	+7

EBITDA(4)	1509	1513	+1

EBITDA (%)	23.7	23.9

	Full Year 2006	Full Year 2005	CER(2)
Seeds	$m	$m	%

Third Party Sales	1743	1797	- 2

Gross Profit	866	881	-
Marketing and distribution	(429)	(408)	- 5
Research and development	(232)	(213)	- 8
General and administrative	(106)	(169)	+35

Operating income	99	91	+26

EBITDA(4)	158	148	+17

EBITDA (%)	9.1	8.2

	Full Year 2006	Full Year 2005	CER(2)
Plant Science	$m	$m	%

Third Party Sales	2	0	n/a

Gross Profit	0	0	n/a
Marketing and distribution	(4)	(4)	- 7
Research and development	(74)	(100)	+25
General and administrative	(13)	(16)	+19

Operating loss	(91)	(120)	+23

EBITDA(4)	(95)	(112)	+15

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Growth at constant exchange rates, see Appendix A on page 25.
(3)	For details of the inter-segment elimination within gross profit, see Appendix H on page 28.
(4)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 26.
(5)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 9 OF 31

Unaudited Second Half Segmental Results(1)

	2nd Half 2006	2nd Half 2005	CER(2)
Syngenta	$m	$m	%

Third Party Sales	2845	2718	+3

Gross Profit(3)	1283	1307	- 2
Marketing and distribution	(743)	(791)	+8
Research and development	(409)	(416)	+5
General and administrative	(333)	(336)	+1

Operating loss	(202)	(236)	+25

EBITDA	(8)	(15)	n/a

EBITDA (%)	-0.3	-0.6

	2nd Half 2006	2nd Half 2005	CER(2)
Crop Protection	$m	$m	%

Total Sales	2462	2343	+3

Inter-segment elimination(4)	(41)	(13)	n/a

Third Party Sales	2421	2330	+2

Gross Profit	1104	1106	-
Marketing and distribution	(536)	(592)	+11
Research and development	(253)	(259)	+7
General and administrative	(289)	(252)	- 16

Operating income	26	3	n/a

EBITDA	189	195	+5

EBITDA (%)	7.7	8.3

	2nd Half 2006	2nd Half 2005	CER(2)
Seeds	$m	$m	%

Third Party Sales	423	388	+6

Gross Profit	212	201	+1
Marketing and distribution	(205)	(197)	- 1
Research and development	(119)	(109)	- 6
General and administrative	(37)	(74)	+53

Operating loss	(149)	(179)	+19

EBITDA	(117)	(152)	+25

EBITDA (%)	-27.8	-39.4

	2nd Half 2006	2nd Half 2005	CER(2)
Plant Science	$m	$m)	%

Third Party Sales	1	0	n/a

Gross Profit	(1)	0	n/a
Marketing and distribution	(2)	(2)	-
Research and development	(37)	(48)	+23
General and administrative	(7)	(10)	+26

Operating loss	(47)	(60)	+22

EBITDA	(48)	(58)	+18

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Growth at constant exchange rates, see Appendix A on page 25.
(3)	For details of the inter-segment elimination within gross profit, see Appendix H on page 28.
(4)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 10 OF 31

Unaudited Full Year Product Line and Regional Sales

	Full Year 2006	Full Year 2005	Actual	CER(1)
Syngenta	$m	$m	%	%

Crop Protection	6378	6330	+1	+1
Seeds	1743	1797	- 3	- 2
Plant Science	2	-	-	-
Inter-segment elimination(2)	(77)	(23)	-	-

Third Party Sales	8046	8104	- 1	-

Crop Protection

Product line
Selective herbicides	1813	1889	- 4	- 3
Non-selective herbicides	725	688	+5	+5
Fungicides	1716	1779	- 3	- 2
Insecticides	1093	1100	- 1	-
Professional products	958	807	+18	+18
Others	73	67	+8	+8

Total	6378	6330	+1	+1

Regional
Europe, Africa and Middle East	2242	2283	- 2	-
NAFTA	2119	2081	+2	+1
Latin America	1036	1027	+1	+1
Asia Pacific	981	939	+4	+5

Total	6378	6330	+1	+1

Seeds

Product line
Corn & Soybean	785	880	- 11	- 10
Diverse Field Crops	309	301	+3	+7
Vegetables and Flowers	649	616	+5	+6

Total	1743	1797	- 3	- 2

Regional
Europe, Africa and Middle East	690	699	- 1	+3
NAFTA	838	903	- 7	- 7
Latin America	107	107	- 1	- 1
Asia Pacific	108	88	+23	+22

Total	1743	1797	- 3	- 2

(1)	Growth at constant exchange rates, see Appendix A on page 25.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 11 OF 31

Unaudited Second Half Product Line and Regional Sales

	2nd Half 2006	2nd Half 2005	Actual	CER(1)
Syngenta	$m	$m	%	%

Crop Protection	2462	2343	+5	+3
Seeds	423	388	+9	+6
Plant Science	1	-	-	-
Inter-segment elimination(2)	(41)	(13)	-	-

Third Party Sales	2845	2718	+5	+3

Crop Protection

Product line
Selective herbicides	500	538	- 7	- 9
Non-selective herbicides	303	297	+2	-
Fungicides	651	578	+13	+10
Insecticides	491	499	- 2	- 2
Professional products	468	388	+21	+19
Others	49	43	+14	+12

Total	2462	2343	+5	+3

Regional
Europe, Africa and Middle East	790	714	+11	+6
NAFTA	540	500	+8	+8
Latin America	709	719	- 1	- 1
Asia Pacific	423	410	+3	+2

Total	2462	2343	+5	+3

Seeds

Product line
Corn & Soybean	77	89	- 14	- 15
Diverse Field Crops	67	59	+15	+10
Vegetables and Flowers	279	240	+16	+13

Total	423	388	+9	+6

Regional
Europe, Africa and Middle East	173	159	+10	+4
NAFTA	122	111	+10	+10
Latin America	72	74	- 4	- 4
Asia Pacific	56	44	+26	+22

Total	423	388	+9	+6

(1)	Growth at constant exchange rates, see Appendix A on page25.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 12 OF 31

Unaudited Fourth Quarter Product Line and Regional Sales

	4th Quarter 2006	4th Quarter 2005	Actual	CER(1)
Syngenta	$m	$m	%	%

Crop Protection	1258	1175	+7	+5
Seeds	201	160	+25	+21
Plant Science	1	0	-	-
Inter-segment elimination(2)	(25)	(7)	-	-

Total	1435	1328	+8	+6

Crop Protection

Product line
Selective herbicides	245	249	- 2	- 4
Non-selective herbicides	124	123	+1	- 1
Fungicides	370	356	+4	+1
Insecticides	239	224	+7	+5
Professional products	249	170	+46	+44
Others	31	53	- 40	- 42

Total	1258	1175	+7	+5

Regional
Europe, Africa and Middle East	408	360	+14	+8
NAFTA	237	182	+30	+30
Latin America	401	422	- 5	- 5
Asia Pacific	212	211	+1	- 1

Total	1258	1175	+7	+5

Seeds

Product line
Corn & Soybean	40	26	+50	+48
Diverse Field Crops	31	26	+20	+14
Vegetables and Flowers	130	108	+20	+17

Total	201	160	+25	+21

Regional
Europe, Africa and Middle East	73	61	+22	+14
NAFTA	72	54	+32	+32
Latin America	28	24	+11	+11
Asia Pacific	28	21	+34	+28

Total	201	160	+25	+21

(1)	Growth at constant exchange rates, see Appendix A on page 25.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 13 OF 31

Condensed Consolidated Financial Statements

The following condensed consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as per Note 1. A reconciliation to US GAAP has been prepared for US investors.

Condensed Consolidated Income Statement

For the year to 31 December	2006	2005
	$m	$m

Sales	8046	8104
Cost of goods sold	(3982)	(3950)

Gross profit	4064	4154
Marketing and distribution	(1470)	(1518)
Research and development	(796)	(822)
General and administrative	(668)	(742)
Restructuring and impairment	(301)	(212)

Operating income	829	860
Income/(loss) from associates and joint ventures	(11)	2
Financial expenses, net	(20)	(96)

Income before taxes	798	766
Income tax credit/(expense)	(161)	(140)

Net income/(loss)	637	626

Attributable to:
- Minority interests	3	4
- Syngenta AG shareholders	634	622

Earnings/(loss) per share(1)
- Basic	$6.46	$6.22
- Diluted	$6.35	$6.13

(1)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2006 basic EPS 98,165,298 and diluted EPS 99,876,180; 2005 basic EPS 100,017,271 and diluted EPS 101,464,222.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 14 OF 31

Condensed Consolidated Balance Sheet

	31 December 2006	31 December 2005
		(reclassified)
	$m	$m

Assets
Current assets
Cash and cash equivalents	445	458
Trade accounts receivable	2002	1865
Other accounts receivable	365	364
Other current assets	272	306
Marketable securities	81	4
Inventories	2381	2215

Total current assets	5546	5212

Non-current assets
Property, plant and equipment	1957	1887
Intangible assets	2724	2732
Investments in associates and joint ventures	89	93
Deferred tax assets	599	763
Other financial assets	901	715

Total non-current assets	6270	6190

Assets held for sale	36	2

Total assets	11852	11404

Liabilities and equity
Current liabilities
Trade accounts payable	(1568)	(1619)
Current financial debts	(143)	(514)
Income taxes payable	(296)	(323)
Other current liabilities	(679)	(810)
Provisions	(282)	(199)

Total current liabilities	(2968)	(3465)

Non-current liabilities
Non-current financial debts	(1569)	(847)
Deferred tax liabilities	(728)	(834)
Provisions	(893)	(827)

Total non-current liabilities	(3190)	(2508)

Total liabilities	(6158)	(5973)

Shareholders’ equity	(5666)	(5403)
Minority interests	(28)	(28)

Total equity	(5694)	(5431)

Total liabilities and equity	(11852)	(11404)

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 15 OF 31

Condensed Consolidated Cash Flow Statement

For the year to 31 December	2006	2005
	$m	$m

Income before taxes	798	766
Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	251	272
Intangible assets	212	201
Financial assets	-	19
Loss/(gain) on disposal of fixed assets	(31)	(15)
Charges in respect of share based compensation	42	37
Charges in respect of provisions	354	297
Net financial expenses	20	96
Share of net loss from associates	11	(2)
Cash (paid)/received in respect of;
Interest and other financial receipts	214	131
Interest and other financial payments	(242)	(256)
Taxation	(167)	(133)
Restructuring costs	(173)	(150)
Contributions to pension schemes	(150)	(487)
Other provisions	(75)	(69)

Cash flow before working capital changes	1064	707
Change in net current assets and other operating cash flows	(136)	(210)

Cash flow from operating activities	928	497

Additions to property, plant and equipment	(217)	(174)
Proceeds from disposals of property, plant and equipment	62	33
Purchase of intangibles and other financial assets	(78)	(39)
Proceeds from disposals of intangible and financial assets	62	45
Purchase of marketable securities	(102)	(3)
Proceeds from disposal of marketable securities	5	-
Acquisition and Divestments	(143)	(6)

Cash flow used for investing activities	(411)	(144)

Increases in third party interest-bearing debt	656	1195
Repayment of third party interest-bearing debt	(376)	(878)
(Purchase)/sale of treasury shares and options over own shares	(557)	(183)
Dividends paid to group shareholders	(260)	(207)
Dividends paid to minorities	(4)	(1)

Cash flow from/(used) for financing activities	(541)	(74)

Net effect of currency translation on cash and cash equivalents	11	(48)

Net change in cash and cash equivalents	(13)	231
Cash and cash equivalents at the beginning of the period	458	227

Cash and cash equivalents at the end of the period	445	458

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 16 OF 31

Condensed Consolidated Statement of Changes in Shareholders’ Equity

Shareholders’
equity
$m

31 December 2004	5658

Net income attributable to Syngenta AG shareholders	622
Unrealized holding gains/(losses) on available for sale financial assets	(10)
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	(35)
Income tax current & deferred (charged)/credited to equity	38
Dividends payable to group shareholders	(207)
Issue of shares under employee purchase plans	63
Share based compensation	37
Share repurchase scheme	(251)
Cash impact of share options under share repurchase scheme	5
Reclassification of negative minority shareholder equity	(6)
Foreign currency translation effects	(511)

31 December 2005	5403

Net income attributable to Syngenta AG shareholders	634
Unrealized holding gains/(losses) on available for sale financial assets	39
Unrealized gains/(losses) on derivatives designated as cash flow and net investment hedges	(88)
Income tax current & deferred (charged)/credited to equity	52
Dividends payable to group shareholders	(260)
Issue of shares under employee purchase plans	77
Share based compensation	42
Share repurchase scheme	(629)
Cash impact of share options under share repurchase scheme	(5)
Reclassification of negative minority shareholder equity	-
Foreign currency translation effects	401

31 December 2006	5666

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 17 OF 31

Notes to the Condensed Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations: Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The condensed consolidated financial statements and notes thereto have been extracted from the consolidated financial statements. The consolidated financial statements for the year ended 31 December 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The condensed consolidated financial statements have been prepared in accordance with our policies as set out in the 2005 Financial Report, except as noted below. These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected shareholders’ net income and equity for the year ended 31 December 2005 and 2006 as detailed in Note 6.

The condensed consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

Except for the following, no changes to accounting standards had an effect on the 2006 consolidated financial statements, which have otherwise been prepared in accordance with the same accounting policies as in 2005, consistently applied.

–	IFRIC 4, ‘Determining whether an Arrangement contains a lease’. With effect from 1 January 2006, certain contracts for the supply of goods or services to Syngenta which depend upon the use of a specific asset of the supplier are accounted for partly as a lease of that asset and partly as a supply contract. Under Syngenta’s previous policy, these contracts would have been accounted for purely as supply contracts, with all contractual payments charged to Cost of Goods sold in the income statement as the related inventories were sold. Under the new policy, if the lease embedded in the contract is classified as a finance lease, Syngenta capitalizes the supplier’s asset as Property, plant and equipment in its own consolidated balance sheet, with a corresponding entry to Financial debt. Contractual payments are allocated between Cost of Goods sold, interest expense and repayment of financial debt. In 2006, the new policy increased Property, plant and equipment by $9 million, Financial debt by $6 million, Deferred tax liabilities by $1 million and Shareholders’ equity by $2 million. In the income statement, Cost of Goods sold was reduced by $2 million, Net financial expense increased by $1 million and Net income increased by $1 million. There was no material effect on prior periods.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 18 OF 31

–	IFRIC 5, ‘Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation funds’. Adoption of IFRIC 5 with effect from 1 January 2006 had no effect on the consolidated financial statements.

–	IFRS 7, ‘Financial Instruments: Disclosures’. Syngenta has adopted IFRS 7 early and has provided the required additional disclosures in Notes 10, 18, 19, 21 and 32 to the consolidated financial statements.

–	IFRIC 8, ‘Scope of IFRS 2’ requires share based payment expense to be recorded when equity instruments are granted at less than fair value in situations where the goods or services received in exchanged for the grant cannot be specifically identified. Syngenta has adopted IFRIC 8 early, with effect from 1 January 2006. Adoption had no effect on the consolidated financial statements.

–	IFRIC 9, ‘Reassessment of Embedded Derivatives’. IAS 39 requires a derivative embedded within a financial instrument to be accounted for separately to its host instrument if it is not closely related to the instrument. IFRIC 9 clarified in what circumstances the accounting for such a hybrid instrument should be re-assessed once it has been determined. Syngenta has adopted IFRIC 9 early, with effect from 1 January 2006. Adoption had no effect on the consolidated financial statements.

–	IFRIC 10, ‘Interim Financial Reporting and Impairment’. Under IFRIC 10, if an impairment of goodwill, an available-for-sale equity instrument, or a financial asset measured at amortized cost is reported in interim financial statements during a year, it may not be reversed in a later interim period or in the annual financial statements at the year end, even if conditions at that later date would support an increased valuation of the asset. Syngenta has adopted IFRIC 10 early, with effect from 1 January 2006. Because Syngenta’s previous accounting policy already complied with IFRIC 10, adoption had no effect on the consolidated financial statements.

–	IFRIC 11, ‘IFRS 2 – Group and Treasury Share Transactions’. IFRIC 11 clarified that share-based payment transactions in which an entity receives services as consideration for its own equity instruments are accounted for as equity-settled, regardless of whether the entity repurchases its equity instruments from a third party in order to settle the transaction. IFRIC 11 also establishes how subsidiaries should account for grants of parent company equity instruments to their employees. Syngenta has adopted IFRIC 11 early, with effect from 1 January 2006. Adoption had no effect on the consolidated financial statements.

In the consolidated balance sheet, deferred tax assets and deferred tax liabilities have been netted against each other within the same taxable entity. Previously, they were netted only where they related to the same balance sheet item as well as the same taxable entity. 2005 comparative figures have been reclassified accordingly. This has no impact on net income or shareholders’ equity, but has reduced deferred tax assets and deferred tax liabilities in the consolidated balance sheet, and total assets and total liabilities, by $269 million, and $204 million as at 31 December 31 2006, and 2005 respectively.

Note 3: Changes in the Scope of Consolidation

On 1 June 2006, Syngenta purchased 100% of the shares of Emergent Genetics Vegetable A/S (‘EGV’), for cash. On 1 August 2006, Conrad Fafard, Inc., (‘Fafard’) merged with a Syngenta subsidiary so that Syngenta acquired control of Fafard and its subsidiaries, in exchange for cash paid to or for the account of Fafard’s former shareholders. In addition, Syngenta settled $14 million of financial debts and certain other liabilities of Fafard on 2 August 2006. Goodwill arising on the EGV acquisition was $3 million. Goodwill arising on the Fafard acquisition is provisionally estimated to be $36 million. The Fafard purchase price allocation will be finalized in 2007. On 16 November 2006, Syngenta acquired the remaining 50% of the shares of Longreach Plant Breeders Pty Ltd (‘LRPB’) that it did not already own. LRPB has been accounted for as an asset held for resale. The aggregate cash cost of these acquisitions was $148 million including direct acquisition costs of $3 million.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 19 OF 31

On 14 October 2005 Syngenta acquired an additional membership interest in Dulcinea Farms, LLC, increasing its interest from 51% to 100%. On 16 September 2005 Syngenta Bioline Ltd. purchased the Dutch bee breeding business of Bunting Brinkman Bees B.V. It previously held a 49% shareholding in that entity. In February 2005, Syngenta purchased additional shares in Syngenta Nantong Crop Protection Ltd., increasing its shareholding from 98% to 100%. The aggregate purchase price of these acquisitions was $10 million, paid in cash. The fair value of net assets acquired was $6 million, principally represented by financial debt extinguished.

Note 4: Restructuring and Impairment before taxes

		2006			2005
For the year to 31 December	$m	$m	$m	$m	$m	$m

Reversal of inventory step-up (in cost of goods sold)			(25)			(24)
Restructuring costs:
Write-off or impairment
- property, plant & equipment	(26)			(22)
- intangible assets	(46)			-
- inventories	-			(8)
Non-cash pension restructuring charges	(3)			-

Total non-cash restructuring costs:		(75)			(30)
Cash costs
- operational efficiency	(199)			(125)
- Seeds acquisition integration	(36)			(38)
- other cash costs	3			-

Total cash restructuring costs		(232)			(163)
Other impairment of assets		-			(19)
Divestment gains		6			-

			(301)			(212)

Total restructuring and impairment charge			(326)			(236)

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation schemes. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 20 OF 31

Restructure and impairment recorded in cost of goods sold in 2006 included the final reversal of the inventory step-up recorded as part of the Garst and Golden Harvest acquisitions and the reversal of the inventory step-up on the Fafard and EGV acquisitions.

In 2006, the operational efficiency program announced in 2004 continued with the announcement of a restructuring of the Crop Protection Development area, including the closure of one Crop Protection Development site, consolidation of development activity at another site and closure or downsizing of several Field Stations around the world. The announcement gave rise to cash costs of $78 million and accelerated amortization charges of $5 million. Further cash costs of $60 million were recorded in respect of other announcements of the consolidation of activities in two manufacturing sites in France and the Netherlands and reductions of sales, marketing and administrative resources in France.

Continuing activity related to operational efficiency programs announced prior to 2006 gave rise to cash costs of $61 million in Crop Protection and $36 million in Seeds, mainly for the ongoing integration of the Seeds NAFTA corn and soy business. Impairments of $26 million on property, plant and equipment included accelerated depreciation charges of $22 million for two sites in NAFTA Crop Protection as well as various other smaller charges. In addition to the accelerated amortization note above, intangible asset impairments relate to a contract termination and the impairment of a supply agreement.

In 2005 the operational efficiency program announced in 2004 continued with the announcement of closure of two Crop Protection production sites and the partial closure of another. The program gave rise to cash costs of $125 million and asset impairments of $25 million in the year. Most of this cost related to the Crop Protection segment, with $3 million in Seeds and $14 million in Plant Science. The integration of the Garst and Golden Harvest businesses, purchased in 2004, gave rise to cash costs of $38 million in the year, and cost of goods sold was increased by $24 million due to the reversal of inventory step-up recorded as part of the acquisition accounting on the purchase of the Garst and Golden Harvest businesses. The inventory acquired with these businesses was valued at its fair value less cost to sell, which was higher than its production cost, hence the reversal of this adjustment on the sale of the inventory increased cost of goods sold.

The $19 million financial asset impairment in 2005 largely reflected the significant fall in the share price of Diversa Corporation, which at that time fell below the original cost of the shareholding. Subsequent increases in the Diversa share price have been reported as unrealized gains within shareholders’ equity.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance. The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

			Period end	Period end
	Average 2006	Average 2005	31 December 2006	31 December 2005

Brazilian real. BRL	2.19	2.44	2.14	2.32
Swiss franc. CHF	1.26	1.24	1.22	1.32
Euro. EUR	0.80	0.80	0.76	0.85
British pound. GBP	0.55	0.55	0.51	0.58
Japanese yen. JPY	116.04	109.47	118.97	117.41

The above average rates are an average of the monthly rates used to prepare the condensed consolidated income and cash flow statements. The period end rates were used for the preparation of the condensed consolidated balance sheet.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 21 OF 31

Note 6: New US GAAP accounting pronouncements and reconciliation to US GAAP from the Condensed Consolidated Financial Statements

The condensed consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP.

In certain markets, sales terms allow customers the option of a one time, non repeatable extension of credit, for a defined additional period which extends into the following growing season, in respect of a defined proportion of purchases they have made during a defined period, if the customers still have the inventories on hand on expiry of the current growing season. Revenue for these sales is recognized on product delivery for IFRS. In prior years, Syngenta also followed this policy for US GAAP. Syngenta now treats these sales as made on a ‘de facto consignment’ basis for US GAAP, which leads to later recognition of revenue. Syngenta has treated this change as a correction and has adjusted 1 January 2006 retained earnings by $68 million after tax, in accordance with the transition rules on adopting SEC Staff Bulletin (SAB) 108. The effect of this change on 2006 US GAAP net income is to reduce it by $1 million, as shown in the net income reconciliation table below.

Syngenta has adopted SFAS No. 158, ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans’, as at 31 December 2006. In accordance with SFAS No. 158, the funded status of all defined benefit plans – the full value of the benefit obligation valued in accordance with the projected unit credit actuarial method, less the 31 December 2006 market value of plan assets - is recorded on the employer’s balance sheet. As part of Syngenta’s initial adjustment to adopt SFAS 158, $706 million of deferred actuarial losses and past service gains, and the associated deferred tax assets of $223 million, have been recognized in Syngenta’s 31 December 2006 US GAAP balance sheet. In accordance with SFAS 158, the change has not been applied retrospectively to prior periods.

The effects of the application of US GAAP to net income and equity are set out in the following tables:

Net income (for the year ended 31 December)	2006 $m	2005 $m

Net income/(loss) under IFRS attributable to Syngenta AG shareholders	634	622
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	30	(7)
Other acquisitions	(86)	(80)
Revenue recognition	(1)	-
Impairment losses	2	(7)
Inventory provisions	(13)	-
Restructuring charges	(9)	(9)
Pension provisions (including post-retirement benefits)	(48)	(15)
Environmental remediation costs	(27)	-
Deferred taxes on stock-based compensation	-	3
Deferred taxes on unrealized profit in inventory	26	(33)
Other items	9	28
Grant of put option to Syngenta AG shareholders	(60)	-
Deferred tax valuation allowances	-	26
Income tax on undistributed earnings of subsidiaries	1	1
Deferred tax effect of US GAAP adjustments	46	27

Net income/(loss) under US GAAP attributable to Syngenta AG shareholders	504	556

Weighted average number of ordinary shares in issue (million) – basic	98.165	100.017
Weighted average number of ordinary shares in issue (million) – diluted	99.434	101.245

Earnings/(loss) per share under US GAAP (basic)	$5.13	$5.56

Earnings/(loss) per share under US GAAP (diluted)	$5.07	$5.49

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 22 OF 31

For the year ended 31 December 2006, net income under IFRS attributable to Syngenta AG shareholders was $634 million, compared to a net income of $504 million under US GAAP.

In the past, different purchase accounting rules, and different subsequent goodwill accounting, were applied in accordance with IFRS compared to those applied in accordance with US GAAP. For intangible assets, this has led to different balance sheet values and amortization charges in each subsequent accounting period, including 2006 and 2005. The $(86) million reconciling item for other acquisitions mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights. The $30 million reconciling item for Zeneca Agrochemicals for 2006 consists principally of the IFRS net book value of the ACANTO® product rights which were sold to DuPont during the period. These product rights were not recognized under US GAAP purchase accounting rules, so that there is no corresponding US GAAP charge to write off the net book value on their disposal.

The $(13) million reconciling item for inventory provisions represents provisions no longer required due to changes in market conditions, which have been written back to the income statement for IFRS. US GAAP does not permit the reversal of inventory provisions until the related inventories are sold. The $(9) million reconciling item for restructuring provisions represents employee and third party supplier contract termination costs which were recorded under IFRS in previous periods, but, in accordance with US GAAP, are being recognized in the periods in which the employees complete their remaining service and the contracts are terminated. The main component of the $(48) million reconciling item for pensions is a $43 million deferral of the gain resulting from the April 6, 2006 amendment of Syngenta’s UK pension plan, which IFRS requires to be recognized immediately but US GAAP requires to be amortized over average future employee service. This compares with a reconciling item of $(15) million in 2005 which mainly represents the similar timing difference in recognizing the $10 million gain arising from the 1 January 2005 amendment to the Dutch pension plan.

The $(27) million reconciling item for environmental remediation costs has been capitalized as part of the cost of the related land for IFRS. Because these costs were incurred in the context of a plan to sell or dispose of the site, they do not qualify for capitalization for US GAAP and have been expensed. Other items of $28 million in 2005 contain the reversal of a $25 million cumulative 1 January 2005 difference relating to hedging losses which had been recognized in different periods for IFRS and for US GAAP in accordance with their respective requirements. Syngenta changed its IFRS accounting policy in 2005, aligning it with the US GAAP policy. The $25 million opening IFRS US GAAP reconciliation difference has been eliminated via the 2005 net income reconciliation table.

The $(60) million reconciling difference for the put option granted to Syngenta AG shareholders in February 2006 represents the increase in the value of the option between February and its exercise in May 2006. For US GAAP, this increase is accounted for as an expense in the income statement. For IFRS, the option has been accounted for as an equity instrument, and together with the repurchase of shares on exercise, it has been recorded directly within shareholders’ equity.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 23 OF 31

	2006	2005
Shareholders’ equity (as at 31 December)	$m	$m

Shareholders’ equity under IFRS	5666	5403
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(449)	(486)
Other acquisitions	638	724
Revenue recognition	(112)	-
Impairment losses	18	16
Inventory provisions	(14)	-
Restructuring charges	51	57
Pension provisions (including post-retirement benefits)	(730)	18
Environmental remediation costs	(28)	-
Deferred taxes on stock-based compensation	(40)	(26)
Deferred taxes on unrealized profit in inventory	(94)	(118)
Other items	38	34
Deferred tax valuation allowances	(4)	(4)
Tax on undistributed earnings of subsidiaries	(25)	(26)
Deferred tax effect on US GAAP adjustments	131	(175)

Shareholders’ equity under US GAAP	5046	5417

The reconciling item in shareholders' equity for pension provisions changed from $18 million in 2005 to $(730) million in 2006, and the deferred tax effect of US GAAP adjustments changed from $(175) million in 2005 to $131 million in 2006, principally because of the adoption of SFAS 158. The $131 million also includes the $43 million tax effect of the $112 million revenue deferral adjustment, which is $69 million after tax at 31 December 2006.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 24 OF 31

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations. See Note 5: Principal Currency Translation Rates on page 21 for information on average exchange rates in 2006 and 2005.

Appendix B: Free Cash Flow

Free cash flow comprises cash flow after operating activities, including taxes and interest and other financial payments and receipts, and investing activities, except investments in and proceeds from marketable securities, prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

	2006	2005
For the year to 31 December	$m	$m

Cash flow from operating activities	928	497
Cash flow used for investing activities	(411)	(144)
Cash Flow from marketable securities	97	3

Free cash flow	614	356	(1)

(1) Excluding the 2005 special pension contribution of $350m, free cash flow was $706 million.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 25 OF 31

Appendix C: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	2006	2005
	$m	$m

Net income attributable to Syngenta AG shareholders	634	622
Minority interests	3	4
Income tax (credit)/expense	161	140
Financial expenses, net	20	96
Pre-tax restructuring and impairment	326	236
Depreciation, amortization and other impairment	391	451

EBITDA excluding restructuring	1535	1549

Appendix D: Reconciliation of Segment EBITDA to Segment Operating Income(1)

	2006			2005
	Crop		Plant	Crop		Plant
	Protection	Seeds	Science	Protection	Seeds	Science
	$m	$m	$m	$m	$m	$m

Operating income(2)	1184	99	(91)	1125	91	(120)
Income/(loss) from associates and joint ventures	(2)	-	(9)	(1)	-	3
Depreciation, amortization and other impairment	327	59	5	389	57	5

EBITDA(2)	1509	158	(95)	1513	148	(112)

(1)	Excluding restructuring and impairment see Note 4 on page 20.
(2)	Including inter-segment, for details see Appendix H on page 28.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 26 OF 31

Appendix E: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives, cash and cash equivalents and marketable securities. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2006	2005
	$m	$m

Opening balance at 1 January	860	863
Acquisitions and other non-cash items	52	10
Foreign exchange effect on net debt	34	(48)
Purchase/(sale) of treasury shares	557	183
Dividends paid to group shareholders	260	207
Dividends paid to minorities	4	1
Discontinued operations	-	-
Free cash flow	(614)	(356)

Closing balance as at 31 December	1153	860

Constituents of closing balance;
Cash and cash equivalents	(445)	(458)
Marketable securities(1)	(101)	(4)
Current financial debts	143	514
Non-current financial debts	1569	847
Financing-related derivatives(2)	(13)	(39)

Closing balance as at 31 December	1153	860

(1) Long-term marketable securities are included in other financial assets.
(2) Included within other current assets.

The following table presents the derivation of the Debt/Equity gearing ratio:
	2006	2005
	$m	$m

Net debt	1153	860
Shareholders’ equity	5666	5403

Debt/Equity gearing ratio (%)	20%	16%

Appendix F: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	2006	2005
	$m	$m

Inventories	2381	2215
Trade accounts receivable	2002	1865
Trade accounts payable	(1568)	(1619)

Net trade working capital	2815	2461
Twelve-month sales	8046	8104

Trade working capital as percentage of sales (%)	35%	30%

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 27 OF 31

Appendix G: ROIC calculation

			2006	2005
			$m	$m

Return
Net income attributable to Syngenta AG shareholders, before restructuring,			872	779
impairment and discontinued operations
Add back: amortization of pre-merger and merger intangibles, net of tax			84	105
Add back: Financial expenses, net			20	96
Tax on Financial expenses, net			(4)	(21)

Return			972	959

Invested capital
Net working capital (excluding financing derivatives)			2463	1962
Property plant and equipment(1)			1992	1887
Goodwill and intangibles acquired after the formation of Syngenta			814	648
Investments in associates and joint ventures			89	93
Provisions, excluding restructuring and pensions			(791)	(690)

Invested capital			4567	3900

Return on Invested capital			21.3%	24.6%

(1) 2006 amount includes $35m shown as assets held for sales at 31 December 2006.

Appendix H: Segmental Results(1) and inter-segment elimination

			Operating
Full Year Segmental Results	Sales	Gross Profit	income	EBITDA
Crop Protection	6378	3260	1184	1509
Seeds	1743	866	99	158
Plant Science	2	-	(91)	(95)

Total	8123	4126	1192	1572

Inter-segment elimination(2)	(77)	(37)	(37)	(37)

Total 3rd party	8046	4089	1155	1535

			Operating
Second Half Segmental Results	Sales	Gross Profit	income	EBITDA
Crop Protection	2462	1104	26	189
Seeds	423	212	(149)	(117)
Plant Science	1	(1)	(47)	(48)

Total	2886	1315	(170)	24

Inter-segment elimination(2)	(41)	(32)	(32)	(32)

Total 3rd party	2845	1283	(202)	(8)

(1)	Excluding restructuring and impairment, see Note 4 on page 20.
(2)	Crop Protection inter-segment sales to Seeds.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 28 OF 31

Appendix I: Segment Sales excluding inter-segment Sales
Unaudited Full Year Third Party(1) Product Line and Regional Sales

Syngenta	Full Year 2006	Full Year 2005	Actual	CER(2)
	$m	$m	%	%

Crop Protection	6301	6307	-	+ 1
Seeds	1743	1797	- 3	- 2
Plant Science	2	-	-	-

Total	8046	8104	- 1	-

Crop Protection

Product line
Selective herbicides	1813	1889	- 4	- 3
Non-selective herbicides	725	688	+ 5	+ 5
Fungicides	1716	1779	- 3	- 2
Insecticides	1093	1100	- 1	-
Professional products	881	784	+ 13	+ 12
Others	73	67	+ 8	+ 8

Total	6301	6307	-	+ 1

Regional
Europe, Africa and Middle East	2227	2274	- 2	-
NAFTA	2061	2069	-	- 1
Latin America	1033	1026	+ 1	+ 1
Asia Pacific	980	938	+ 4	+ 5

Total	6301	6307	-	+ 1

Seeds

Product line
Corn & Soybean	785	880	- 11	- 10
Diverse Field Crops	309	301	+ 3	+ 7
Vegetables and Flowers	649	616	+ 5	+ 6

Total	1743	1797	- 3	- 2

Regional
Europe, Africa and Middle East	690	699	- 1	+ 3
NAFTA	838	903	- 7	- 7
Latin America	107	107	- 1	- 1
Asia Pacific	108	88	+ 23	+ 22

Total	1743	1797	- 3	- 2

(1)	Crop Protection sales exclude inter-segment sales to Seeds.
(2)	Growth at constant exchange rates, see Appendix A on page 25.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 29 OF 31

Announcements and Meetings

AGM and first quarter trading statement 2007	02 May 2007
Announcement of the half year results 2007	26 July 2007
Third quarter trading statement 2007	18 October 2007
Announcement of 2007 full year results	7 February 2008

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO®	novel grass weed herbicide for rice
AXIAL®	new cereal herbicide; first launches 2006
BICEP® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL® MAGNUM	grass weed killer for corn and soybeans
ENVOKE®	novel low-dose herbicide for cotton and sugar cane
FUSILADE®	grass weed killer for broad-leaf crops
LUMAX®	unique season-long grass and broad leaf weed control for corn
TOPIK®	post-emergence grass weed killer for wheat
Non-selective Herbicides
GRAMOXONE®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN®	systemic total vegetation control
Fungicides
AMISTAR®	broad spectrum strobilurin for use on multiple crops
BRAVO®	broad spectrum fungicide for use on multiple crops
REVUSTM	for use on potatoes, tomatoes, vines and vegetable crops
RIDOMIL GOLD®	systemic fungicide for use in vines, potatoes and vegetables
SCORE®	triazole fungicide for use in vegetables, fruits and rice
TILT®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE®	unique pyrethroid controlling soil pests in corn
KARATE®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC®	acaricide for use in fruits, vegetables and cotton
Professional Products
AVICTA®	breakthrough nematode control seed treatment
CRUISER®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND®	triazole seed treatment fungicide
HERITAGE®	strobilurin turf fungicide
ICON®	public health insecticide
IMPASSE®	termite barrier
MAXIM®	broad spectrum seed treatment fungicide
Field Crops
NK®	global brand for corn, oilseeds and other field crops
GARST®	US brand for corn and soybean
GOLDEN HARVEST®	brand for corn and soybean in North America and Europe
HILLESHÖG®	global brand for sugar beet
Vegetables and Flowers
S&G® vegetables	leading brand in Europe, Africa and Asia
S&G® flowers	global brand for seeds and young plants
ROGERS® vegetables	leading brand throughout the Americas
DULCINEATM	consumer produce brand for value-added fruits and vegetables in North America
PUREHEARTTM	DULCINEA™ brand for ‘personal size’ seedless watermelon

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 30 OF 31

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA FULL YEAR RESULTS 2006 / PAGE 31 OF 31

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	February 8, 2007	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Global Head Legal & Taxes